UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Vocera Communications, Inc.

(Name of Subject Company)

Vocera Communications, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

92857F 10 7

(CUSIP Number of Class of Securities)

Brent D. Lang

Chief Executive Officer and Chairman of the Board

Vocera Communications, Inc.

525 Race Street

San Jose, California 95126

(408) 882-5100

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Amanda Rose, Esq. Kris Withrow, Esq. Scott Behar, Esq. Steven Jean, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Steve Anheier Chief Financial Officer Vocera Communications, Inc. 525 Race Street San Jose, California 95126 (408) 882-5100

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Vocera Communications, Inc., a Delaware corporation (the “Company” or “Vocera”), by Stryker Corporation, a Michigan corporation (“Buyer” or “Stryker”) and Voice Merger Sub Corp., a Delaware corporation and a direct or indirect wholly owned subsidiary of Buyer (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger dated January 6, 2022, by and among the Company, Purchaser and Buyer (the “Merger Agreement”):

•	Employee FAQ (Exhibit 99.1)

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Vocera referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Vocera or any other securities. At the time the tender offer is commenced, Stryker will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and Vocera will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. VOCERA SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Vocera stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s investor relations department at preston.wells@stryker.com. Copies of the documents filed with the SEC by Vocera will be available free of charge on Vocera’s website, investors.vocera.com, or by contacting Vocera’s investor relations department at sdooley@vocera.com. In addition, Vocera stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of Vocera by Buyer. Such forward-looking statements include, but are not limited to, the ability of Vocera and Buyer to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, Buyer’s and Vocera’s beliefs and expectations and statements about the benefits sought to be achieved in Buyer’s proposed acquisition of Vocera, the potential effects of the acquisition on both Buyer and Vocera, and the possibility of any termination of the Merger Agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Vocera has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Vocera, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Vocera’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on Vocera’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, customers, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Vocera operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Vocera believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Forward-looking statements are also subject to risks and uncertainties pertaining to the business of Vocera, including those set forth in the “Risk Factors” section of Vocera’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on the SEC’s website at www.sec.gov. Additional factors may be set forth in Vocera’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which is on file with the SEC and available at www.sec.gov. In addition to the risks described above and in Vocera’s other filings with the SEC, other unknown or unpredictable factors could also affect Vocera’s results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this communication is provided only as of the date hereof, and Vocera undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.